                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)


                             THE MEXICO FUND, INC.
                -----------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                -----------------------------------------------
                         (Title of Class of Securities)


                                    592835102
                -----------------------------------------------
                                 (CUSIP Number)


                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 11, 2000
                -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /X/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO. 592835102                                            PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

           Mira, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

           WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,559,200
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,559,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           2,559,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

           5.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

           PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 592835102                                            PAGE 3 OF 8 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

           Zurich Capital Markets Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

           Not applicable - indirect beneficial ownership
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    2,559,200
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    2,559,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

           2,559,200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

           5.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

           CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                      SCHEDULE 13D (CONTINUED) PAGE 4 OF 8 PAGES



Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock (the "Common Stock") of The Mexico Fund, Inc. (the "Company"). The principal executive offices of the Company are located at 399 Park Avenue, New York, New York 10022.

Item 2.  Identity and Background.

         The names of the persons filing this Statement are Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI"). Mira and ZCMI are sometimes collectively referred to herein as the "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The business address of each of the Reporting Persons is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

         The principal business of Mira is to purchase and hold investment securities. The principal business of ZCMI is to develop and provide structured financial solutions to affiliates of ZCMI as well as third party clients.

         During the last five years, none of the Reporting Persons nor any of the directors and executive officers set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Reporting Persons nor any of the directors and executive officers set forth on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mira is a limited partnership organized under the laws of the State of Delaware. ZCMI is a corporation organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

         On May 11, 2000, Mira, of which ZCMI is the general partner, purchased 10,000 shares of the Company's Common Stock for $13 7/8 per share, 10,000 shares of the Company's Common Stock for $13 13/16 per share and 5,000 shares of the Company's Common Stock for $13 3/4 per share, in each case in open market purchases. On May 12, 2000, Mira purchased 800 shares of the Company's Common Stock for $13 5/8 per share and 4,200 shares of the Company's common stock for $13 11/16 per share, in each case in open market purchases. On May 23, 2000, Mira purchased 5,500 shares of the Company's Common Stock for $13 per share in an open market purchase.

 The funds used to purchase the shares of Common Stock described in this Item 3 were derived from Mira's working capital.

Item 4.  Purpose of Transaction.

         None of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

                                      SCHEDULE 13D (CONTINUED) PAGE 5 OF 8 PAGES

         Although neither Reporting Person has any present plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, either Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

         The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this Statement were made for the purpose of each such person's personal investment.

Item 5.  Interest in Securities of the Issuer.

         (a) Mira beneficially owns an aggregate of 2,559,200 shares of Common Stock, constituting 5.0% of the shares of Common Stock outstanding. ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 2,559,200 shares of Common Stock, constituting 5.0% of the shares of Common Stock outstanding.

         (b) The power to vote and dispose of the 2,559,200 shares of Common Stock held directly by Mira is shared by Mira and ZCMI, as the general partner of Mira.

         (c) Except as described in Item 3 above, there have been no transactions of shares of Common Stock effected within the past 60 days by Mira or ZCMI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall not be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A is the Joint Filing Agreement between Mira, L.P. and Zurich Capital Markets Inc., dated July 7, 2000.

                                      SCHEDULE 13D (CONTINUED) PAGE 6 OF 8 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 7, 2000

                                       MIRA, L.P.

                                       By: Zurich Capital Markets Inc.
                                       Its: General Partner

                                               By: /s/ RANDALL K.C. KAU
                                                   ----------------------------
                                               Name:    Randall K.C. Kau
                                               Title:   President

                                       ZURICH CAPITAL MARKETS INC.

                                       By: /s/ RANDALL K.C. KAU
                                           ----------------------------
                                            Name:    Randall K.C. Kau
                                            Title:   President

                                      SCHEDULE 13D (CONTINUED) PAGE 7 OF 8 PAGES


                                  EXHIBIT INDEX

Exhibit A    Joint Filing Agreement between Mira, L.P. and Zurich Capital
             Markets Inc., dated July 7, 2000.

                                      SCHEDULE 13D (CONTINUED) PAGE 8 OF 8 PAGES


                                   SCHEDULE A

NAME AND OFFICE HELD                                 BUSINESS ADDRESS                            CITIZENSHIP
--------------------                                 ----------------                            -----------
Randall K.C. Kau                                     One Chase Manhattan Plaza                   United States
Director and President of ZCMI                       44th Floor
                                                     New York, New York 10005

Stephen J. Lerner                                    One Chase Manhattan Plaza                   United States
Director and Senior Vice President of ZCMI           44th Floor
                                                     New York, New York 10005

Nick Corcoran                                        One Chase Manhattan Plaza                   Ireland
Director and Chief Financial Officer of ZCMI         44th Floor
                                                     New York, New York 10005

                                    Exhibit A

    JOINT FILING AGREEMENT BETWEEN MIRA, L.P. AND ZURICH CAPITAL MARKETS INC.

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendment thereto is filed on behalf of each of them;

         NOW, THEREFORE, the parties hereto agree as follows:

         Mira, L.P. and Zurich Capital Markets Inc. do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a Schedule 13D and all amendments thereto relating to their ownership of Common Stock of The Mexico Fund, Inc. and do hereby further agree that said Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

Dated:            July 7, 2000

                                              ZURICH CAPITAL MARKETS INC.

                                              By:  /s/ Terence S. Leighton
                                                   ------------------------
                                                   Name:  Terence S. Leighton
                                                   Title: ____________________


                                              MIRA, L.P.

                                              By:   /s/ Terence S. Leighton
                                                    ------------------------
                                              Name:  Terence S. Leighton
                                              Title: Vice President